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SEC FILE NUMBER
6-68644

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TOURMALINE PARTNERS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

680 WASHINGTON BLVD, 10TH FLOOR
(No. and Street)

STAMFORD	CT	06901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JAMES CONWAY	203-302-7305	JCONWAY@TOURMALINELLC.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

151 W 42nd STREET	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

09/27/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES R CONWAY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Tourmaline Partners, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NASRIN BEGUM
NOTARY PUBLIC
CONNECTICUT

Signature: [signature]

Title:
CFO/FINOP

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

CONTENTS





RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of Tourmaline Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Tourmaline Partners, LLC and its subsidiaries (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2024.

New York, New York
March 25, 2025

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2024

Assets

Cash and cash equivalents	$	6,806,711
Cash segregated in compliance with federal regulations		15,287,572
Receivables from clearing brokers, including clearing deposits of approximately $3,143,400		9,936,217
Commissions and other receivables, net		2,023,557
Operating lease right-of-use assets, net		1,642,821
Property and equipment, net		336,026
Other assets		1,087,643
Deferred tax asset		4,173
Due from affiliate		50,000
Total assets	$	37,174,720

Liabilities and Equity

Liabilities

Accounts payable and accrued expenses	$	6,249,230
Commission management liabilities		13,816,917
Operating lease liabilities		2,002,024
Total liabilities		22,068,171

Commitments and contingencies

Equity

Member's equity		15,639,791
Accumulated other comprehensive loss		(533,242)
Total equity		15,106,549
Total liabilities and equity	$	37,174,720

See accompanying notes to the consolidated financial statement.

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2024

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1. Nature of business

Tourmaline Partners, LLC ("Tourmaline Partners") is a limited liability company formed under the laws of the state of Connecticut on June 17, 2010. Tourmaline Partners is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. Additionally, Tourmaline Partners is registered as a foreign company with the Australian Securities and Investments Commission. Tourmaline Partners' operations are also conducted through its wholly-owned subsidiaries, Tourmaline (UK) Limited ("Tourmaline UK") and Tourmaline Associates (UK) Limited ("Tourmaline Associates") and their wholly owned subsidiary, Tourmaline Europe, LLP ("Tourmaline Europe"). Tourmaline Europe is authorized and regulated by the Financial Conduct Authority (the "FCA").

Tourmaline Partners, Tourmaline UK, Tourmaline Associates, and Tourmaline Europe (collectively, the "Company") execute trades in listed equities and options with or on behalf of, and earn commissions from, managers of private investment funds.

Tourmaline Partners is wholly owned by Tour Topco, LLC, a limited liability company formed under the laws of the state of Delaware on January 7, 2020.

2. Summary of significant accounting policies

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of Tourmaline Partners, Tourmaline UK, Tourmaline Associates, and Tourmaline Europe. All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

The consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. In particular, estimates have been made in reference to the other investment valuations. Actual results could differ from those estimates.

Cash and Cash Equivalents and Restricted Cash

For purposes of cash flows, the Company considers all highly liquid investments with remaining maturities of three months or less at acquisition to be cash equivalents. Included in receivables from clearing brokers are clearing deposits that are sometimes held in money market funds. The Company does not consider these money market funds to be cash and cash equivalents as these amounts are not readily convertible to cash as they are restricted per the clearing agreement.

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024

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2. Summary of significant accounting policies (continued)

The following table provides a reconciliation of cash and cash equivalents, restricted cash and cash segregated under regulatory requirements reported in the statement of financial condition that sum to the total of the same such amounts shown in the statements of cash flows:

	2024	2023
Cash and cash equivalents	$ 6,806,711	$ 7,595,391
Cash segregated in compliance with federal regulations	15,287,572	13,036,421
Clearing deposits included in receivables from clearing brokers	3,143,457	3,980,067
Total cash and cash equivalents, and cash segregated under regulatory requirements	$ 25,237,740	$ 24,611,879

Cash Segregated in Compliance with Federal Regulations

Cash segregated in compliance with federal regulations consist of cash deposited in special bank accounts for the benefit of customers under SEC Rule 15c3-3 (see Note 11). Included in commissions and other receivables at December 31, 2024, are net commissions and fees receivable of approximately $1,048,000 and commission sharing arrangements receivable of approximately $976,000.

Receivables from Clearing Brokers and Commissions Receivable

The amounts receivable from broker and commissions receivable arise in the ordinary course of business and are pursuant to a clearing agreement with a clearing firm.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	3-7 years	Straight-line
Computer hardware	3-5 years	Straight-line
Computer software	3-5 years	Straight-line
Leasehold improvements	Shorter of useful life or lease term	Straight-line

Impairment of Long-Lived Assets

In accordance with GAAP, long-lived assets, including right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured as the amount by which the carrying amount exceeds the estimated fair value of the assets. There was no impairment of long-lived assets recorded during the year ended December 31, 2024.

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024

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2. Summary of significant accounting policies (continued)

Client Commission Arrangements

Institutional customers are permitted to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for these purposes are commonly referred to as "client commission arrangements."

Foreign Currency Translation

Foreign currency transactions and the financial statements of Tourmaline Partners' foreign subsidiaries are translated into U.S. dollars at prevailing or current rates of exchange on the date of the consolidated statement of financial condition.

Income Taxes

Effective May 15, 2020, Tourmaline Partners became a disregarded entity of Tour Topco, LLC for federal and state tax purposes. Tour Topco, LLC meets continuation of the business requirements in accordance with Internal Revenue Code ("IRC") section 708A, and analogous state tax laws.

Tour Topco, LLC is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") and analogous state tax laws provide that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, Tourmaline Partners has not provided for federal or state income taxes.

At December 31, 2024, management determined that Tourmaline Partners had no significant uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Tourmaline Partners remains subject to U.S. federal and state income tax audits for all periods subsequent to 2020. Tourmaline Partners is subject to tax on income earned in Australia at a 30% tax rate.

Tourmaline UK and Tourmaline Associates are subject to foreign corporate income taxes at a 25% tax rate.

Foreign income taxes are accounted for in accordance with the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740 ("ASC 740") "Accounting for Income Taxes" under the asset and liability method. As required under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be realized. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in the period of the tax change.

A valuation allowance is recorded when it is determined that it is more-likely-than-not, based upon all available evidence both positive and negative, that a portion or all its deferred tax assets will not be realized.

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2024

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2. Summary of significant accounting policies (continued)

For certain tax positions, a more-likely-than-not threshold is used, which is based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefits determined on a cumulative probability basis, which are more-likely-than-not to be realized upon ultimate settlement in the financial statements. Interest and penalties are recognized as part of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception of the arrangement. To the extent an arrangement represents a lease, the Company classifies that lease as either an operating lease or a finance lease. The Company capitalizes operating leases on its consolidated statement of financial position through a right-of-use ("ROU") asset and a corresponding lease liability. ROU assets represent its right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease.

ROU assets and liabilities are recognized at the commencement date of an arrangement based on the present value of lease payments over the lease term. Lease expense is recognized on a straight-line basis over the lease term.

See Note 6 for a summary of our rental commitments under operating leases as of December 31, 2024 and related disclosures.

Current Expected Credit Losses

The Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 dictates a credit loss methodology, Current Expected Credit Losses ("CECL"), which requires recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.
For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company may record expected credit loss, which is based upon a review of outstanding receivables and historical collection information. As of December 31, the Company determined an allowance of expected credit losses totaling approximately $104,000 and is included in "commissions and other receivables, net" on the consolidated statement of financial condition.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, which amends the disclosure requirements for income taxes. The amendments primarily include new requirements to disclose additional information as part of the reconciliation of the effective tax rate to statutory tax rate, provide the amount of income taxes paid, net of refunds received, and income tax expense disaggregated between federal, state and foreign jurisdictions and provide income before income taxes disaggregated between domestic and foreign jurisdictions. The amendments also discontinue certain other disclosure requirements. The amended guidance is effective for the Company on January 1, 2025, with early adoption permitted, and is to be applied prospectively, with retrospective application permitted. The Company is currently evaluating the impact of ASU 2023-09 on the consolidated statement of financial condition.

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024

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2. Summary of significant accounting policies (continued)

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company's consolidated statement of financial condition.

Fair Value of Investments

ASC 820-10, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820-10 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements. Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820-10 establishes a fair value hierarchy. The three levels of the fair value hierarchy are described below:

Level 1 — Quoted prices in active markets for identical securities.

Level 2 — Other significant observable inputs other than quoted prices in active markets (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 — Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments). The following is a description of the valuation methodologies used for investments measured at fair value, based on the statement of financial condition classification.

The inputs or methodology used for valuing investments are not necessarily an indication of the risk associated with investing in those investments. A summary of the inputs used to value the Company's investment positions as of December 31, 2024 were as follows:

Money Market Mutual Fund

Based on quoted market prices in active markets and therefore are considered Level 1 fair value measurements.

3. Property and equipment

Property and equipment, net consisted of the following at December 31, 2024:

Furniture and fixtures	$	409,650
Computer hardware		1,279,772
Computer software		425,404
Leasehold improvements		504,169
		2,618,995
Less: accumulated depreciation		(2,282,969)
	$	336,026

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024

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4. Leases

Tourmaline Partners is obligated under an operating lease agreement in Stamford, CT that expires in May 2029. Tourmaline Partners has a two-year lease for its branch in Sydney Australia that expires in October 2025. Included in "other assets" on the consolidated statement of financial condition, at December 31, 2024, are security deposits related to these lease agreements in the approximate amount of $112,000.

Tourmaline Europe is obligated under an operating lease for its London office space that expires in May 2028.

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2024 are as follows:

2025	$	664,425
2026		591,508
2027		596,682
2028		333,222
2029		120,727
Total undiscounted lease payments		2,306,564
Less: imputed interest		(304,540)
Total lease liabilities	$	2,002,024

Weighted-average remaining lease term:	
Operating leases	3.83 years
Weighted-average discount rate:	
Operating leases	7.75%

For the year ended December 31, 2024, cash paid for amounts included in the measurement of lease liabilities was approximately $663,000.

5. Net capital requirement

As a registered broker-dealer, Tourmaline Partners is subject to the net capital requirements of the SEC's Uniform Net Capital Rule under Rule 15c3-1 of the Securities and Exchange Act of 1934 (Rule 15c3-1). The Company has elected to use the alternative method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the alternative method permitted by Rule 15c3-1, the Company must maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000, whichever is greater. At December 31, 2024, Tourmaline Partners' net capital was approximately $6,946,000 which was approximately $6,696,000 in excess of its minimum requirement of $250,000.

Tourmaline Europe is required under FCA rules to maintain capital equivalent to the greater of one quarter of its estimated projected annual fixed overhead expenditure or the base capital resource requirement for a MIFIDPRU SNI firm of approximately $94,000. At December 31, 2024, Tourmaline Europe was in compliance with FCA capital requirements.

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024

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6. Off-balance sheet risk and concentration of credit risk

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event that other counterparties are unable to fulfill their contractual obligations.

The clearing operations for securities transactions are provided by various brokers. These brokers are members of major securities exchanges. At December 31, 2024, all of the securities owned and the amounts due from brokers reflected in the consolidated statement of financial condition are positions held by, and amounts due from, such brokers. Amounts due from brokers may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. The Company is subject to credit risk should these brokers be unable to fulfill their obligations to return the Company's securities or repay amounts owed. Substantially all of the Company's receivables from brokers relates to cash balances on deposit and approximately $3,143,000 is required by the clearing brokers to be maintained on deposit.

From time to time, the Company will maintain cash balances in financial institutions which at times may exceed insured limits based on the jurisdiction of the financial institution. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

At December 31, 2024, the Company held assets, primarily cash, outside of the United States as follows: UK $5,365,000; Australia $29,000.

7. Legal and regulatory matters

The Company may be subject to claims, legal proceedings and regulatory matters that arise in the ordinary course of its business activities. Management believes that any liability that may ultimately result from the resolution of these matters, if any, will not have a material adverse effect on the financial condition or results of operations of the Company. The Company's maximum exposure regarding these matters is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

In February 2025, the Company received notification by an employee ("claimant") seeking a FINRA Dispute Resolution for alleged breach of contract. The claimant seeks monetary damages. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of potential impact, if any. Accordingly, regarding this matter, no adjustment has been made in the Company's accompanying consolidated financial statements.

TOURMALINE PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2024

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8. Employee benefit plans

Tourmaline Partners maintains a retirement plan (the "US Plan"), pursuant to Section 401(k) of the IRC, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the IRC. Tourmaline Partners may make a matching contribution at the discretion of the Board of Directors.

Tourmaline Europe maintains a retirement plan (the "UK Plan") pursuant to the Pensions Act 2008, for eligible participants to make voluntary contributions of their annual compensation, on a deferred basis, subject to the limitations provided by the UK Plan. Tourmaline Europe is required by applicable regulations to make a matching contribution of 5% should a participant opt into the UK Plan.

9. Exemption from Rule 15c3-3

Tourmaline Partners is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) with respect to clearing all transactions on a fully disclosed basis through its clearing firm. Further, Tourmaline Partners operates pursuant to the exemptive provision (k)(2)(i) of Rule 15c3-3 with respect to its commission sharing arrangements and, as such, segregates funds accordingly in a "Special Reserve Bank Account for the Exclusive Benefit of Customers." The funds segregated in this account, approximating $15,288,000 at December 31, 2024, are not used in the normal business operations of the Company.

10. Commission sharing transactions

During 2024, Tourmaline Partners entered into commission sharing arrangements with certain clients within the provisions of Rule 28(e). Section 28(e) of the Exchange Act establishes a safe harbor for money managers, which allows them to purchase research and brokerage services for clients using soft dollars. Other clients, specifically hedge funds, may still participate in the soft dollar program pursuant to the guidelines established in their fund documents. Under the program, Tourmaline Partners uses clients accumulated soft dollar funds to pay brokerage and research related expenses on their behalf.

11. Fair value of investments

The following are the Company's investments owned by level within the fair value hierarchy at December 31, 2024, included in receivable from clearing brokers on the consolidated statement of financial condition.

	Level 1	Level 2	Level 3
Investment in money market mutual fund	$ 3,143,457	$ -	$ -

There were no transfers of assets between Level 2 and Level 3 during the year ended December 31, 2024.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2024

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12. Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer, executing trades in listed equities and options with or on behalf of, and earning commissions from, managers of private investment funds. The Company has identified its chief executive officer as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. Although the Company operates in multiple geographic locations, the CODM manages the business activities using consolidated information of the Company as a whole, and the Company is therefore considered to have a single reportable segment. The accounting policies used to measure profit and loss of the segment are the same as those described in the nature of business and summary of significant accounting policies.

At December 31, 2024, total assets presented in the Company's statement of financial condition represents total assets of the Company's single reportable segment.

13. Subsequent events

The Company has evaluated events occurring after the date of the consolidated statement of financial condition through the date the consolidated statement of financial condition was issued for potential recognition or disclosure in its consolidated financial statements. There were no material subsequent events that require recognition or additional disclosure except as noted below.

Subsequent to December 31, 2024, the Member effected a withdrawal of approximately $588,000.